Filed Pursuant to
                                                                 Rule 424(b)(3)
                                                             File No. 333-37635



                         PRICING SUPPLEMENT NO. 72 DATED
                          APRIL 19, 2000 TO PROSPECTUS
                       DATED JULY 31, 1998 AND PROSPECTUS
                         SUPPLEMENT DATED JULY 31, 1998

                           BOEING CAPITAL CORPORATION

                           Series X Medium-Term Notes
                   Due Nine Months or More From Date of Issue

         Except as set forth herein, the Series X Medium-Term Notes offered hereby (the "Notes") have such terms as are described in the accompanying Prospectus dated July 31, 1998, as amended and supplemented by the Prospectus Supplement dated July 31, 1998 (the "Prospectus").

Aggregate Principal Amount:   $51,600,000

Original Issue Date
 (Settlement Date):           April 25, 2000

Stated Maturity Date:         April 25, 2001

Base Rate:                    LIBOR

Index Currency:               U.S. Dollars

Designated LIBOR Page:        LIBOR Telerate Page 3750

Spread:                       Negative 10.1 basis points

Initial Interest Rate:        Base Rate adjusted by Spread, as determined on
                              April 25, 2000

Index Maturity:               Three months

Interest Payment Dates:       Commencing July 25, 2000 and thereafter on the
                              25th calendar day of each January, April, July and October up to and including the Maturity Date

Interest Reset Period:        Quarterly

Calculation Agent:            Bankers Trust Company

Interest Reset Dates:         The 25th calendar day of each January, April,
                              July and October

Interest Determination Dates: The second London Business Day preceeding each
                              Interest Reset Date

Type of Notes Issued:         [X] Senior Notes          [ ] Fixed Rate Notes
                              [ ] Subordinated Notes    [X] Floating Rate Notes

Optional Redemption:          [ ] Yes
                              [X] No

Form of Notes Issued:         [X] Book-Entry Notes
                              [ ] Certificated Notes

CUSIP Number:  09700WDH3


                              PURCHASE AS PRINCIPAL

        This Pricing Supplement relates to $51,600,000 aggregate principal amount of Notes that are being purchased, as principal, by Morgan Stanley & Co. Incorporated ("Morgan Stanley"), for resale to investors at varying prices related to prevailing market conditions at the time or times of resale as determined by Morgan Stanley. Net proceeds payable by Morgan Stanley to Boeing Capital Corporation (the "Company") will be 100% of the aggregate principal amount of the Notes or $51,600,000 before deduction of expenses payable by the Company.


                             ADDITIONAL RISK FACTOR

          Below is a risk factor entitled "Liquidity Risks". This risk factor supplements rather than replaces the risk factors set forth in the risk factors section beginning on page S-2 of the Prospectus Supplement delivered with this pricing supplement.


                                 LIQUIDITY RISKS

         We have significant liquidity requirements. We attempt to fund our business such that scheduled receipts from our portfolio will cover our expenses and debt payments as they become due. We believe that, absent a severe or prolonged economic downturn which results in defaults materially in excess of those provided for, receipts from the portfolio will cover the payment of expenses and debt payments as they become due. If cash provided by operations, issuances of commercial paper, borrowings under bank credit lines and term borrowings do not provide the necessary liquidity, we would be required to restrict our new business volume, unless we obtained access to other sources of capital at rates that would allow for a reasonable return on new business.

         Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness, including the Notes, depends on the future performance of our investment portfolio. The performance of such portfolio, in turn, is subject to economic, financial, competitive and other factors that are beyond our control. While we believe that future cash flows from the portfolio, together with available borrowings under our revolving credit line, will be adequate to meet our anticipated requirements for working capital, interest payments and scheduled principal payments, we cannot assure you that we will be able to generate sufficient cash flows in the future to service our debt obligations. If we are unable to do so, we may be required to refinance all or a portion of our existing debt, including the Notes, sell assets or obtain additional financing. We cannot assure you that any such refinancing will be possible or that any such sale of assets or additional financing could be achieved.